United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Commercial Bancshares, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20114L 10 4

(CUSIP Number)

Robert E. Beach
118 S. Sandusky Avenue

Upper Sandusky, OH 43351

419-294-5781

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20114L 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert E. Beach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A./Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,521
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 61,521
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, no par value per share (“Common Shares”), of Commercial Bancshares, Inc., an Ohio corporation (“Company”). The address of the Company’s principal executive offices is 118 S. Sandusky Avenue, Upper Sandusky, OH 43351.

Item 2. Identity and Background.

(a) Name:	Robert E. Beach

(b) Business address:	118 S. Sandusky Avenue

Upper Sandusky, OH 43351

(c)   Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

President, CEO & Director

Commercial Bancshares, Inc.

118 S. Sandusky Avenue

Upper Sandusky, OH 43351

(d)   Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship	U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Shares causing the Reporting Person to exceed the 5% beneficial ownership threshold constitute employee stock options granted without consideration to the Reporting Person by the Issuer for the acquisition of 1,500 Common Shares pursuant to the Commercial Bancshares, Inc. 2009 Stock Incentive Plan, which option shares will vest on August 13, 2016, and, as a result, such shares are deemed to be beneficially owned by the Reporting Person as of June 14, 2016 pursuant to SEC Rule 13d-3(d)(1). An additional 1,500 options shares vesting on August 14, 2016 are also included in the totals of this report.

Item 4. Purpose of Transaction.

As indicated in Item 3 above, the event causing the Reporting Person to exceed the 5% beneficial ownership threshold is the vesting of employee stock options granted to the Reporting Person pursuant to the Commercial Bancshares, Inc. 2009 Stock Incentive Plan. The Reporting Person does not have any current plans or proposals which relate to, or would result in,

(a)   any acquisition or disposition of securities of the Company, other than with respect to normal acquisitions under the Company’s equity compensation plans,

(b)   any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,

(c)   any sale or transfer of a material amount of assets of the Company or any of its subsidiaries,

(d)   any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)   any material change in the Company’s present capitalization or dividend policy,

(f)   any other material change in the Company’s business or corporate structure,

(g)   any changes in the Company’s Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of the Company by any person,

(h)   causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)   a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)   any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)   The number and percentage of Common Shares beneficially owned by the Reporting Person as of the date of the event which requires filing this amendment to Schedule 13D is 61,521, which represents approximately 5.2% of the 1,185,060 shares of the Company’s stock outstanding on May 11, 2016, which number was reported on the Company’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2016.

(b)   The Reporting Person has sole voting power and sole investment power over the 61,521 Common Shares reported above as beneficially owned by him.

(c)   On June 8, 2016, the Reporting Person exercised employee stock options awarded pursuant to the Commercial Bancshares, Inc. 2009 Stock Incentive Plan for the purchase of 12,500 shares of the Company’s Common Stock. The exercise price for these options shares is broken down as follows: 4,000 shares were acquired at the exercise price of $17.40; 4,000 shares were acquired at the exercise price of $19.28; 3,000 shares were acquired at the exercise price of $21.35; and 1,500 shares were acquired at the exercise price of $24.47. No other transactions in the Company’s Common Shares have been effected by the Reporting Person during the past 60 days.

(d)   No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangement, understandings or relationships to report

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2016	Robert E. Beach

/s/ Robert E. Beach